June 12, 2018

William B. Acheson
Chief Financial Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

       Re: GWG Holdings, Inc.
           Revised Preliminary Information Statement on Schedule 14C Filed May 29, 2018
           File No. 001-36615

Dear Mr. Acheson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed May 29, 2018

General

1. We note your response to prior comment 2. As Item 13(a) of Schedule 14A requires financial statements meeting the requirements of Regulation S-X to be included, please expand your response to tell us your consideration of the requirement to file the equity investee's financial statements pursuant to Rule 3-09 of Regulation S-X. As part of your response, please provide the computations prepared supporting your conclusions that financial statements for your investment in Beneficient are not required pursuant to Rule
      3-09 of Regulation S-X.
2. We note that you have included a pro forma balance sheet as part of the information statement to reflect the investment in Beneficient. Please also provide the pro forma income statement that reflects the transaction so that investors can understand how the
 William B. Acheson
GWG Holdings, Inc.
June 12, 2018
Page 2
      transaction will diversify the Company's income statement, as well as any other information required by Rule 11-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-
3625 with any questions.


FirstName LastNameWilliam B. Acheson
                                                          Division of
Corporation Finance
Comapany NameGWG Holdings, Inc.
                                                          Office of Healthcare
& Insurance
June 12, 2018 Page 2
cc:       Jacky Junek
FirstName LastName